Exhibit 2.3

December 29, 2022

Via Email

Shareholder Representative Services LLC

Attn: Janelle Dixon

950 17th Street, Suite 1400

Denver, CO 80202

jdixon@srsacquiom.com

RE:     ecobee Earnout Settlement

Dear Janelle:

Reference is made to the Agreement and Plan of Arrangement by and among Generac Power Systems, Inc., Generac Holdings Inc., 13462234 Canada Inc., ecobee Inc. and Shareholder Representative Services LLC dated effective as of November 1, 2021 (the “Agreement”). Capitalized terms used here but not defined have the meanings provided in the Agreement.

As we have discussed, Purchaser and the Securityholder Representative have agreed to an early settlement and payment of the Earnout Consideration related to the June 30, 2023 Earnout Measurement Date equal to 90% achievement that amounts to Earnout Consideration of $45,000,000. The Generac Share Value for this Earnout Consideration shall be the volume-weighted average closing price of Generac Common Stock on the New York Stock Exchange over a period of twenty trading days ending on January 6, 2023. Within five Business Days after receiving a Company Securityholder distribution spreadsheet from the Securityholder Representative for such payment (that accounts also for any Transaction Expense payable to Bank of America), Purchaser shall cause Generac Holdings to instruct the Exchange Agent to distribute such Earnout Consideration Shares to Company Securityholders and any corresponding cash amount to Bank of America.

generac.com

Please confirm your agreement with these terms by signing this letter agreement in the space provided below and return an executed copy to my attention. Purchaser and the Securityholder Representative agree that the payment specified herein is in full and final satisfaction of the Earnout Consideration. Except as expressly amended herein, all other terms and conditions of the Agreement shall continue and remain in full force and effect.

Sincerely,

Steve Goran
Chief Strategy Officer
Generac Power Systems, Inc.

Agreed and accepted as of December 29, 2022:

SECURITYHOLDER REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC,
solely in its capacity as the Securityholder Representative

By:
Name:	Casey McTigue
Title:	Managing Director

Cc: John Pitfield, jpitfield@choate.com

generac.com